SOEFL INC.

112 NORTH CURRY STREET

CARSON CITY, NEVADA 89703

Tel (877) 685-1955

Fax (866) 334-2567

January 5, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Mark Shuman, Branch Chief

Re:

SOEFL Inc.

CIK No. 0001452176

Application for Withdrawal on Form RW

pursuant to Rule 477 of the Securities Act of 1933, as amended,

of the Post-Effective Amendment No. 1 to its Registration Statement on Form S-1, as amended,

Filed on November 5, 2010

Accession No. 0001452176-10-000016

File No. 333-158153

Dear Mr. Shuman:

Reference is made to the Post-Effective Amendment No.1 to the Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission ("Commission") by SOEFL Inc. (the "Registrant") on November 5, 2010 (the "Post-Effective Amendment"). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby applies for the withdrawal of the Post-Effective Amendment, together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The Registrant submits this application because the filer used the wrong EDGAR submission type (S-1/A) when filing the Post-Effective Amendment and the filer has re-filed the Post-Effective Amendment using the correct submission type (POS AM). The Post-Effective Amendment was not declared effective and no shares of common stock were sold pursuant to the Post-Effective Amendment.

Upon the granting of the Commission's consent, please forward copies of the order withdrawing the Post-Effective Amendment to the undersigned via facsimile at (866) 334-2567.

If you have any questions or require additional information regarding this application for withdrawal, please do not hesitate to contact the undersigned at (877) 685-1955.

Sincerely,

/s/ Ratree Yabamrung

Ratree Yabamrung, President